                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   ------------------------------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                ClickAction, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
               Series A 4% Cumulative Convertible Preferred Stock
               --------------------------------------------------
                        (Title of Classes of Securities)

                                   628633 10 9
                                   -----------
                                  CUSIP Number

                                 infoUSA Inc.
                               5711 S. 86th Circle
                                 Omaha, NE 68127
                                 (402) 593-4500
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2002
         ---------------------------------------------------------------
             (Date of Event which requires Filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------------

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                             13D                      PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 InfoUSA Inc.
                 I.R.S. Identification No. 470751545
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                 (b)  [ ]


--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES                          0 shares of Common Stock
                                       0 shares of Preferred Stock
                      ----------------------------------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY                         3,284,509 shares of Common Stock
                                       3,000 shares of Preferred Stock
                      ----------------------------------------------------------
        EACH          9    SOLE DISPOSITIVE POWER
     REPORTING                         0 shares of Common Stock
                                       0 shares of Preferred Stock
                      ----------------------------------------------------------
    PERSON WITH       10   SHARED DISPOSITIVE POWER
                                       0 shares of Common Stock
                                       0 shares of Preferred Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,284,509 shares of Common Stock
       3,000 Preferred Stock (convertible into 779,673 shares of Common Stock)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               30.3%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

           This Schedule 13D relates to common stock, par value $0.001 ("Common Stock"), and Series A 4% Cumulative Convertible Preferred Stock, par value $0.001 ("Preferred Stock"), issued by ClickAction Inc., a Delaware corporation. ClickAction maintains principal executive offices at 2197 East Bayshore Rd., Palo Alto, CA 94303.

Item 2.    Identity and Background

           This Schedule 13D is being filed by infoUSA Inc., a Delaware corporation, ("infoUSA") with principal executive offices located at 5711
South 86th Circle, Omaha, NE 68127-0347. InfoUSA common shares trade on the Nasdaq National Market (NSM: IUSA). InfoUSA engages principally in the business of providing proprietary business and consumer database and sales and marketing solutions.

           The following information concerning the directors and officers of infoUSA is set forth on Schedule 1: name, business address, present principal occupation or employment and the name and principal business address of any corporation or other organization other than infoUSA in which such employment is conducted, and citizenship.

           During the last five years, none of infoUSA nor, to infoUSA's knowledge, any person named in Schedule 1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of infoUSA nor, to infoUSA's knowledge, any person named in Schedule 1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.    Source and Amount of Funds and Other Consideration.

           As an inducement to infoUSA's entering into the Agreement and Plan or Merger by and among infoUSA, Kapalua Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of infoUSA ("Merger Sub"), and ClickAction, dated as of October 8, 2002 ("Merger Agreement"), certain stockholders of ClickAction, including certain officers and directors of ClickAction (each a "Stockholder" and together the "Stockholders") entered into individual Voting Agreements and Voting Proxies, each dated as of October 8, 2002 (each a "Voting Agreement") with infoUSA covering a total of 3,284,509 shares of Common Stock (assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholders within 60 days of October 8, 2002) and 3000 shares of Preferred Stock.

           No separate consideration was paid by infoUSA in connection with the Voting Agreements. The shares of Common Stock and Preferred Stock subject to the Voting Agreements are covered by the Merger Agreement, however. The Merger Agreement provides that the consideration to be paid for each share of Common Stock is expected to be between $0.20 and $0.15, subject to certain adjustments, and the merger consideration for each share of Preferred Stock to be $466.66. The consideration will come from infoUSA's working capital or from infoUSA's existing credit facilities. The merger is subject to certain conditions, including the approval of ClickAction's stockholders and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

           References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4.    Purpose of Transaction.

           infoUSA entered into the Merger Agreement and the Voting Agreements with the intent of acquiring control of the entire equity interest in ClickAction.

           Merger Agreement. infoUSA, Merger Sub, and ClickAction have entered into the Merger Agreement pursuant to which the parties have agreed that Merger Sub will merge with and into ClickAction with ClickAction being the surviving corporation in the merger. The Merger Agreement provides that each outstanding share of Common Stock will be cancelled in the merger and converted into the right to receive cash consideration, as described above. Upon the completion of the merger, infoUSA will own all of the outstanding shares of Common Stock and Preferred Stock.

           Upon completion of the merger, the Board of Directors and officers of ClickAction will be the Board of Directors and officers of Merger Sub immediately prior to the merger. InfoUSA will review the composition of the board of directors and may, in its discretion, change the composition of the board prior to the completion of the merger. The Certificate of Incorporation of ClickAction following the merger will be the Certificate of Incorporation of Merger Sub as in effect immediately prior to the completion of the merger. ClickAction's By-laws following the merger will be the By-laws of Merger Sub as in effect immediately prior to the completion of the merger.

           As a result of the merger, the Common Stock will cease to be authorized for listing on the Nasdaq Small Cap Market, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

           Voting Agreements. In connection with the Merger Agreement and as an inducement to infoUSA's willingness to enter into the Merger Agreement, infoUSA has entered into individual Voting Agreements with certain stockholders of ClickAction, including certain officers and directors. The aggregate number of shares of Common Stock covered by the Voting Agreements (assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of October 8, 2002), is 3,284,509. The aggregate number of shares of Preferred Stock covered by the Voting Agreements is 3,000.

           Under the terms of the Voting Agreements, each Stockholder agreed to vote (or cause to be voted), and granted an irrevocable proxy to infoUSA to vote, their shares of Common Stock (i) in favor of the adoption and approval of the Merger Agreement and the merger, and (ii) against any other extraordinary transaction, such as another merger or business combination, liquidation, or other change of control of ClickAction or any subsidiary of ClickAction. The Voting Agreements generally provide that the Stockholder may not sell, transfer, assign, pledge or otherwise dispose of their shares of Common Stock, and that the Stockholder will not take any action that has or could have the effect of preventing the Stockholder from performing under the Voting Agreement. The Voting Agreements terminate on the earlier to occur of the closing of the merger and the termination of the Merger Agreement.

           References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.


Item 5.    Interest in Securities of the Issuer.

           (a) - (b) As a result of the Voting Agreements, infoUSA may be deemed to be the beneficial owner of 3,284,509 shares of Common Stock (assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of October 8, 2002), which represents approximately 20.9% of the outstanding shares of Common Stock, and 3,000 shares of Preferred Stock, which represents all of the outstanding Preferred Stock. The Preferred Stock votes on all matters with the Common Stock as a single class and has voting power in the amount of 779,673 shares of Common Stock. The combined common and Preferred shares subject to the Voting Agreements represent approximately 30.3% of the ClickAction voting stock.

           InfoUSA may be deemed to have the power to direct the vote of the shares of Common Stock subject to the Voting Agreements with respect to those matters described in Item 4. However, infoUSA (i) is not entitled to any rights as a stockholder of ClickAction as to the shares of Common Stock subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Common Stock covered by the Voting Agreements. Except as described in this
Schedule 13D, none of infoUSA or, to the best of infoUSA's knowledge, any of the persons listed on Schedule 1 beneficially owns any shares of Common Stock.

           (c) Except as set forth in this Schedule 13D, infoUSA has not effected any transaction in Common Stock during the past 60 days and, to infoUSA's knowledge, none of the persons named in Schedule 1 has effected any transaction in Common Stock during the past 60 days.

           (d) Except as set forth in this Schedule 13D, none of infoUSA or, to the knowledge of infoUSA, any of the persons listed on Schedule 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Voting Agreements.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in Items 2, 4 and 5 is hereby incorporated by reference. Other than as disclosed in this Schedule 13D or as set forth in the Merger Agreement and Voting Agreements, to infoUSA's knowledge, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

        99.1 Agreement and Plan of Merger by and among infoUSA Inc., Kapalua Acquisition Corp., and ClickAction Inc., dated as of October 8, 2002.

        99.2   Voting Agreement with Tail Wind Fund Limited

        99.3 Form of Voting Agreement between infoUSA and officers and directors of ClickAction, Inc.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2002                             infoUSA Inc.



                                             By:   /s/ Scott Roberts
                                                  ------------------------------
                                                     Scotts Roberts,
                                                     Controller and acting
                                                     Chief Financial Officer

                                                                      SCHEDULE 1


            DIRECTORS AND EXECUTIVE OFFICERS OF INFOUSA INCORPORATED

         NAME                 GEAC TITLE              PRINCIPAL OCCUPATION           BUSINESS ADDRESS*          CITIZENSHIP
         ----                 ----------              --------------------           -----------------          -----------
     Vinod Gupta+       Chairman of the Board          Chairman of InfoUSA          5711 S. 86th Circle             USA
                                                                                      Omaha, NE 68127

  Harold W. Anderson           Director           Contributing Editor to Omaha      World-Herald Square             USA
                                                    World-Herald and Retired          Omaha, NE 68102
                                                 Publisher of Omaha World-Herald

   Elliot S. Kaplan            Director          Senior partner, Robins, Kaplan,     2800 LaSalle Plaza             USA
                                                       Miller & Ciresi LLP            800 LaSalle Ave.
                                                                                   Minneapolis, MN 55402

   George F. Haddix            Director                Individual investor          5711 S. 86th Circle             USA
                                                                                      Omaha, NE 68127

    Rob S. Chandra             Director             General Partner, Bessemer      535 Middlefield Road,            USA
                                                        Venture Partners                 Suite 245
                                                                                    Menlo Park, CA 94025

   J. Robert Kerrey            Director              President of New School       New School University,           USA
                                                           University                66 West 12th St.,
                                                                                     New York, NY 10011

  Allen F. Ambrosino       President, Large             President, Large            5711 S. 86th Circle             USA
                            Business Group               Business Group               Omaha, NE 68127

 Michael J. Morreale        Executive Vice       Executive Vice President, Large    5711 S. 86th Circle             USA
                           President, Large              Business Group               Omaha, NE 68127
                            Business Group

   Edward C. Mallin     President, Walter Karl       President, Walter Karl         5711 S. 86th Circle             USA
                                                                                      Omaha, NE 68127

   Stormy L. Dean       Chief Financial Officer      Chief Financial Officer         5711 S. 86th Circle             USA
                                                                                       Omaha, NE  68127

    Fred Vakili         Chief Administration           Chief Administration          5711 S. 86th Circle             USA
                             Officer                        Officer                    Omaha, NE 68127

  Monica Messer         President and Chief            President and Chief          5711 S. 86th Circle             USA
                        Information Officer,           Information Officer,           Omaha, NE  68127
                      Database and Technology        Database and Technology
                              Group                          Group

 D. Joseph Thayer      President, Small Business     President, Small Business      5711 S. 86th Circle             USA
                              Group                                                   Omaha, NE  68127

 Scott C. Roberts        Corporate Controller         Corporate Controller          5711 S. 86th Circle             USA
                                                                                      Omaha, NE  68127

 Hans A. Vermandel      Vice President, Donnelley    Vice President, Donnelley       5711 S. 86th Circle             USA
                               Marketing                   Marketting                  Omaha, NE  68127




----------------

+ Note: As of March 11, 2002, Mr. Gupta held beneficial ownership of 38.5% of infoUSA's common stock.